FSB PREMIER WEALTH MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2019

ASSETS

Cash and cash equivalents	$	126,760
Receivables:		
Clearing organization		46,212
Customers		6,446
Marketable securities owned		536,823
Prepaid expenses		14,103
Furniture and equipment, net of accumulated depreciation of $6,902		-
TOTAL ASSETS	$	730,344

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued compensation and benefits	$	240,247
Other liabilities		2,545
Total liabilities		242,792
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares		2,702
Additional paid-in capital		454,805
Retained earnings		30,045
Total stockholder's equity		487,552
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	730,344

See notes to financial statements.